May 19, 2014

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

Re:	Endeavour International Corporation
Definitive Proxy Statement on Schedule 14A
Filed May 12, 2014 by Talisman Group Investments, L.L.C., et al
File No. 1-32212

Dear Mr. Hindin:

On behalf of our client, Talisman Group Investments, L.L.C. (“Talisman”), we have set forth below Talisman’s response to the verbal comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 12, 2014, related to the proxy solicitation of Endeavour International Corporation (the “Company”). For your convenience, the Staff’s comment is paraphrased below in bold and italics immediately preceding Talisman’s corresponding response.

1.	Please provide details regarding when record holders and beneficial holders will receive their proxy materials from Talisman, as well as by what date record holders and beneficial holders must submit their materials in order for their votes to be counted.

Response:

In response to the Staff’s comment, Talisman respectively advises the Staff that immediately following the filing of the definitive proxy statement and as soon as practicable, Talisman took the necessary steps to provide its proxy materials to the Company for delivery to the Company’s record holders (“Record Holders”) and to Broadridge Corporate Issuer Solutions, Inc. (“Broadridge”) for delivery to the Company’s beneficial holders who hold their shares on the “street” (“Street Holders”). Talisman confirmed that both Broadridge and the Company (through its proxy solicitor, as its agent, as requested in writing by Company counsel) received the materials on May 13, 2014. Under Rule 14a-7, the Company must send the materials to the Record Holders “with reasonable promptness” and our proxy solicitor, Okapi Partners LLC (“Okapi”), anticipates that the Company sent the proxy statements on an expedited basis such that Record Holders may have received the proxy statements as early as May 14, 2014. To be delivered in time for the Annual Meeting, a Record Holder’s proxy card must be delivered to Okapi on or before 10 a.m., eastern time, on May 22, 2014. This will likely require a Record Holder to expedite delivery. If Record Holders have concerns regarding timing or any other issue, they may call Okapi using the toll-free number listed in the proxy materials and arrange for electronic delivery of the proxy cards. Based on advice from Okapi, it was not possible to establish an Internet and telephone voting system for Record Holders due to the inability to obtain a complete stockholders list, which is required to create the unique voting identifiers necessary for such systems. Without a unique number matched to a stockholder name, we are advised by Okapi that it is virtually impossible to verify that a person who calls or accesses an Internet website is the actual Record Holder. Although Talisman was not required to solicit Record Holders, Talisman respectfully advises the Staff that it made every effort to deliver the proxy materials to Record Holders and sincerely hopes that such holders receive the proxy materials with sufficient time to afford them the opportunity to consider our proxy card.

As we mentioned in our previous response letter dated May 12, 2014, Talisman expects that Street Holders will have the ability to vote via the Internet or telephone in accordance with the instructions from such holder’s bank or broker voting system. Okapi has been informed by Broadridge that such electronic voting methods are available as of May 15, 2014.

*        *        *

In connection with this response, each of Talisman and the other participants acknowledge the following:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s questions. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7072 or Anthony Gostanian of Ropes & Gray LLP at (617) 951-7049.

Sincerely,

/s/ Jeffrey R. Katz

Jeffrey R. Katz
Ropes & Gray LLP

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